

03 AUG 11 AM 7:21

File: 082-04144



03029162

August 6, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the acquisition of the Amstar Brewery and utilization of an EBRD loan.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



File: 082-04144



FOR GENERAL RELEASE TO THE PUBLIC
AUGUST 6TH, 2003



MOSCOW EFES BREWERY ACQUIRED THE AMSTAR BREWERY

$US 25 MILLION OF LOAN FACILITATE TRANSACTION

Moscow Efes Brewery ("MEB"), the subsidiary of Efes Breweries International N.V. ("EBI") in Russia, has acquired 100% of the Amstar Brewery ("Amstar") located in Ufa, in the Urals region of Russia through a partial share purchase and a share swap.

Amstar is a modern brewery with an annual capacity of 1.2 million hectoliters. The brewery produces and markets 2 dynamic brands; "Sokol" in the local premium segment which is also Russia's leading non-alcoholic beer and "Beliy Medved" targeted at the mainstream segment.

MEB acquired 100% of the outstanding shares of Amstar of which 30% was met by cash. For the remaining 70% of Amstar interest, shares of MEB will be issued which, on a fully diluted basis, represents circa 12% of the MEB share capital after issuance of such shares. The transaction valued MEB and Amstar on a 5:1 ratio respectively. EBI's shareholding in MEB will be 71% following the Amstar transaction.

MEB commissioned a state of the art new brewery in Rostov last month. Amstar will greatly enhance MEB's production network with its strategic location in Ufa; bringing MEB's total capacity to 5.2 million hectoliters.

Meanwhile, a jointly arranged long term loan by EBRD and ABN AMRO N.V. totaling US$ 25 million was utilized by MEB partly to finance the cash acquisition of Amstar shares and partly to finance the working capital requirements. The signing ceremony was held in Istanbul, with the participation of Mr. Hans Christian Jacobsen, Agribusiness Director of EBRD, Ms. Zeynep Atay, Vice President-Corporate Banking, ABN AMRO N.V. (Turkey), Mr. Muhtar Kent, CEO & President of the Efes Beverage Group and other senior management of the institutions.

"Efes Beverage Group continues to have great success in achieving its strategic goals in the Russian beer market", said Hans Christian Jacobsen, Director of the EBRD Agribusiness Team. "We are happy to see EBG expanding its activities into the regions in Russia, as these areas still have the potential for significant development. We are also pleased to continue our co-operation with Efes as a strategic investor as well as to join forces in a lending syndicate with ABN AMRO to expand our relationship with Efes", he added.

Total funds provided by EBRD, including equity and loan, to finance the establishment and growth of the overall operations of EBI since 1999, exceeded US$ 95 million.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance
& Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

File: 082-04144



FOR GENERAL RELEASE TO THE PUBLIC
AUGUST 6TH, 2003



Muhtar Kent, Chief Executive Officer and President of Efes Beverage Group said: "I am very pleased to welcome Amstar into the successful MEB system. With 3 breweries forming the golden triangle connecting Moscow, Rostov and Ufa, we will have significant logistical advantage to meet the growing demand with an unmatched portfolio of strong brands. We will now become the third largest brewing system in Russia and expect to grow further and outpace the market."

"MEB has been a definite success with its Efes Pilsener and Stary Melnik brands" said Tagir Saidkhuzhin representing Amstar shareholders. "I look forward to continued success and dynamism with our newly merged system."

The acquisition of Amstar positioned MEB as the 3rd largest brewer in the Russian Beer Market with around 7% market share by value based on AC Nielsen research as of June 2003. MEB currently leads the licensed premium segment with 18% volume share with "Efes Pilsener"; meanwhile "Stary Melnik" is the leader of the local premium segment with 24% share by volume as of June 2003. MEB also started licensed production of the leading German brand "Warsteiner Premium Verum" in December 2002.

EBI was founded in the Netherlands and is the Holding company of the Efes Beverage Group's International brewery operations. EBI has had over 135% compound growth in volume over the past 4 years since the start of its operations and became a leading producer of quality and premium beers across a territory spanning from the Adriatic to China. EBI currently owns and operates 8 breweries and 2 malteries in Russia, Romania, Kazakhstan, Ukraine and Moldova with a total annual capacity of over 8 million hectoliters of beer and 50,000 tons of malt, and expects to expand into other countries in the region.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance
& Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr